SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of April, 2016

Commission File Number: 1-16269

AMÉRICA MÓVIL, S.A.B. DE C.V.
(Exact name of registrant as specified in its charter)
America Mobile
(Translation of Registrant´s name into English)

Lago Zurich 245
Plaza Carso / Edificio Telcel
Colonia Granada Ampliación
11529 Mexico, D.F., Mexico
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F ___X___ Form 40-F _______

Indicate by check mark if the Registrant is submitting this Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Yes _______ No ___X____

Indicate by check mark if the Registrant is submitting this Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
Yes _______ No ___X____

Indicate by check mark whether the registrant by furnishing the information contained in this Form 6-K is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes _______ No ___X____

“América Móvil informs to the market”

Mexico City, April 18, 2016. América Móvil, S.A.B. de C.V. ("AMX") [BMV: AMX] [NYSE: AMX] [NASDAQ: AMOV] [LATIBEX: XAMXL], announced that its shareholders approved, among other matters, (i) the payment of a cash dividend of MXP$0.28 (Twenty eight peso cents), to each of the shares of series “A”, “AA" and "L" payable in two equal installments of MXP$0.14 (Fourteen peso cents); (ii) allocate the amount of MXP$12,000,000,000.00 (Twelve billion pesos), to its buyback program; and (iii) the reelection of all the current members of its Board of Directors (including the Corporate Secretary and the Corporate Pro-Secretary), Executive Committee and Audit and Corporate Practices Committee, as set forth below:

Board of Directors

Carlos Slim Domit (Chairman)
Patrick Slim Domit (Vice Chairman)
Carlos Bremer Gutiérrez
Louis C. Camilleri
Antonio Cosío Pando
Arturo Elías Ayub
Pablo Roberto González Guajardo
Daniel Hajj Aboumrad
David Ibarra Muñoz
Rafael Moisés Kalach Mizrahi
Juan Antonio Pérez Simón
Carlos Slim Helú
Luis Alejandro Soberón Kuri
Ernesto Vega Velasco
Oscar Von Hauske Solís

María José Pérez Simón Carrera (Alternate director) Alejandro Cantú Jiménez (Corporate Secretary) Rafael Robles Miaja (Corporate Pro-Secretary)

Executive Committee

Carlos Slim Domit (Chairman)
Daniel Hajj Aboumrad
Patrick Slim Domit

Audit and Corporate Practices Committee

Ernesto Vega Velasco (Chairman)
Carlos Bremer Gutiérrez
Pablo Roberto González Guajardo
Rafael Moisés Kalach Mizrahi

This press release contains certain forward-looking statements that reflect the current views and/or expectations of AMX and its management with respect to its performance, business and future events. We use words such as “believe,” “anticipate,” “plan,” “expect,” “intend,” “target,” “estimate,” “project,” “predict,” “forecast,” “guideline,” “should” and other similar expressions to identify forward-looking statements, but they are not the only way we identify such statements. Such statements are subject to a number of risks, uncertainties and assumptions. We caution you that a number of important factors could cause actual results to differ materially from the plans, objectives, expectations, estimates and intentions expressed in this release. AMX is under no obligation and expressly disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: April 19, 2016

AMÉRICA MÓVIL, S.A.B. DE C.V.

By:	/S/ Alejandro Cantú Jimenez
Name: Title:	Alejandro Cantú Jiménez Attorney-in-fact